Exhibit 99.3

Ester Neurosciences Ltd.

Financial information for the six months ended 30 June 2007:
Restatement to International Financial Reporting Standards as adopted by the EU

At 30 June 2007

Ester Neurosciences Ltd.
Financial Statements
At 30 June 2007 (unaudited)

Introduction

Ester Neurosciences Ltd. is a development stage biopharmaceutical company committed to the discovery and development of novel therapeutic products for the treatment of neurological disorders such as myasthenia gravis, Alzheimer's disease, multiple sclerosis and acute stress reactions as well as the area of inflammatory bowel disease. Ester's unique platform technology is based on the company's breakthrough discoveries relating to cholinergic neuromodulation and its involvement in the diseased state.

The Company is based in Israel and has its registered address at Ackerstein Towers, 11 Hamanofim St., Herzlia Pituach, Israel. Ester Neurosciences Ltd is ultimately controlled by Medica Venture Partners, an Israeli entity.

Ester Neurosciences Ltd currently prepares its primary financial statements under Israeli Generally Accepted Accounting Practice (Israeli GAAP). These financial statements have been restated to IFRS as adopted by the EU. To explain how Ester Neurosciences reported performance and financial position are affected by this change, information previously published under Israeli GAAP is re-stated under IFRS in note 8 to the financial statements.

Overview of impact

	Israeli GAAP	IFRS 2	IFRS	Israeli GAAP	IFRS 2	IFRS
		Share based payments			Share based payments
	30-Jun-07	30-Jun-07	30-Jun-07	30-Jun-06	30-Jun-06	30-Jun-06
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
	unaudited	unaudited	unaudited	unaudited	unaudited	unaudited

Loss before tax	(405)	(23)	(428)	(379)	(57)	(436)
Total assets	238	-	238	268	-	268
Total equity and liabilities	238	-	238	268	-	268

The changes in financial information noted above are as a result of Ester Neurosciences Ltd. changing its accounting policies to comply with the requirements of IFRS.  Significant changes in policy, together with associated transitional arrangements are set out in the notes to the financial statements.

The associated tax impact of the above is an increase in unutilized tax losses, which are as yet unrecognized.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ester Neurosciences Limited:

We have reviewed the accompanying condensed balance sheets of Ester Neurosciences Limited as of June 30, 2007 and June 30, 2006 and the related condensed statements of income and cash flows for each of the six-month periods ended June 30, 2007 and June 30, 2006, and the related condensed statement of changes in shareholders' equity for the six-month period ended June 30, 2007 and June 30, 2006.  These interim financial statements are the responsibility of the company's management.

We conducted our review in accordance with auditing standards generally accepted in the United States of America.  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim financial statements for them to be in conformity with International Financial Reporting Standards as adopted by the European Union.

We audited in accordance with International Standards of Auditing (UK and Ireland) and with auditing standards generally accepted in the United States of America, the balance sheet of Ester Neurosciences Limited as of December 31, 2006 and the related statements of income, changes in shareholders' equity, and of cash flows for the year then ended (not presented herein), and in our report dated November 29, 2007 we expressed an unqualified opinion on those financial statements.  In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2007, is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 9 to the condensed consolidated interim financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland
4 December 2007

Ester Neurosciences Ltd.
Income Statement

	For the Six months Ended 30 June (unaudited)
	2007	2006
	US$’000 US$’000

Revenue	–	–
Research and development	(393)	(423)
Selling, general and administrative	(42)	(20)

Operating loss	(435)	(443)

Financing income	7	7
Finance expense	–	–

Loss before tax	(428)	(436)
Income tax	–	–

Loss for the period	(428)	(436)

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Balance Sheets

		At 30 June (unaudited)
		2007	2006
	Note	US$’000 US$’000

ASSETS Non-current assets
Property, plant and equipment		5	5
Other non-current assets		10	14
Total non-current assets		15	19

Current assets
Other current assets		51	135
Cash and cash equivalents		172	114
Total current assets		223	249

Total assets		238	268

LIABILITIES
Non-current liabilities
Other non-current liabilities		15	14
Total non-current liabilities		15	14

Current liabilities
Trade payables		55	29
Accrued expenses and other liabilities		27	170
Total current liabilities		82	199

EQUITY
Capital and reserves attributable to equity holders
Share capital	3	7	7
Share premium		9,608	8,608
Share based payment reserve		566	489
Retained losses		(10,040)	(9,049)
Total equity		141	55

Total equity and liabilities		238	268

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Cash flow statements

	For the Six Months Ended 30 June (unaudited)
	2007	2006
	US$’000 US$’000

Cash flows from operating activities

Loss before tax	(428)	(436)
Adjustments:
Depreciation of property, plant and equipment	1	2
Share based compensation	23	57
Interest received	(7)	(7)
Decrease/(increase) in other current assets	131	(15)
(Decrease) in current liabilities	(137)	(107)
Net cash outflow from operating activities	(417)	(506)

Cash flows from investing activities
Acquisition of property, plant and equipment	-	(2)
Interest received	7	7
Net cash outflow from investing activities	7	5

Cash flows from financing activities

Proceeds from issue of share capital	384	-
Net cash inflow from financing activities	384	-

Net decrease in cash and cash equivalents	(26)	(501)

Cash and cash equivalents at beginning of the period	198	615

Cash and cash equivalents at end of the period	172	114

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Statements of Changes in Shareholders’ Equity (unaudited)

	Share Capital	Share Premium	Share based payment reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January, 2006	7	8,608	432	(8,613)	434
Share issues	–	–	–	–	–
Share based compensation	–	–	57	–	57
Loss for the period	–	–	–	(436)	(436)

At 30 June 2006	7	8,608	489	(9,049)	55
Share issues	–	616	–	–	616
Share based compensation	–	–	54	–	54
Loss for the period	–	–	–	(563)	(563)

At 31 December 2006 and 1 January 2007	7	9,224	543	(9,612)	162
Share issues	–	384	–	–	384
Share based compensation	–	–	23	–	23
Loss for the period	–	–	–	(428)	(428)
At 30 June 2007	7	9,608	566	(10,040)	141

The accompanying notes are an integral part of the financial statements.

 Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

Note 1 –	Going concern

The directors have prepared the financial statements on the going concern basis as confirmation has been received from the current investors in the Company that financial support will be provided for a period of at least twelve months from the date of approval of the financial statements, or if earlier, up to the date of disposal of the Company, to enable the Company to continue its operational activities.

Note 2 –	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation
Ester Neurosciences Ltd currently prepares its primary financial statements under Israeli Generally Accepted Accounting Practice (Israeli GAAP). These unaudited interim financial statements have been prepared in accordance with the accounting policies set out herein, and should be read in conjunction with Ester Neurosciences Ltd.'s transitional document to IFRS for the year ended 31 December 2006 which was filed with the SEC on Form 6-K. To explain how Ester Neurosciences Ltd reported performance and financial position are affected by this change, information previously published under Israeli GAAP is stated under IFRS in note 8 to the financial statements.

Functional currency
The functional currency of the Company is the US dollar.

Property, plant and equipment
Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  Depreciation is computed using the straight-line method based on the following estimated useful lives:

Office furniture and equipment  5 years

Subsequent costs are included in an assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the Income Statement during the financial period in which they are incurred.

Impairment losses are recognized in the Income Statement. Following the recognition of an impairment loss, the depreciation charge applicable to the asset or cash-generating unit is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the remaining useful life

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

Advertising costs
Advertising costs are expensed as incurred.

Patent costs
The Company undertakes to protect its intellectual property using patent applications.  Costs associated with such applications are written off as incurred where they relate to ongoing development expenditure that is also not capitalized.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Inventories
Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Share capital
Ordinary shares
Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from share premium account in equity.

Preferred shares
Preferred share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the company's option. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognized in the income statement as interest expense.

Revenue
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.  Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Revenue from technology licensing to third parties is recognized when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, and when there is no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties.

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

Employee benefits
Short-term employee benefits including vacation pay are accrued for in the period in which the related employee service is rendered.

The Company contributes to a “Manager’s Insurance” scheme which covers termination contributions.  The cost of providing the scheme is expensed as incurred. The Company is required to fund future severance liabilities determined in accordance to Israeli severance pay laws. The Company’s severance liability is funded through insurance policies purchased by the Company. The assets and liabilities of the policies are recorded in other non-current assets and other non-current liabilities.

Share-based compensation
The Company operates an equity-settled, share based compensation plan.  The fair value of the services received in exchange for the grant of the options is recognized as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.  Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.  At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.  It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Provisions and contingencies
A provision is recognized in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and can be reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

A contingent liability is disclosed where the existence of the obligation is not yet considered probable as this will only be confirmed by future events, or where the amount of the obligation cannot be estimated reliably.

Finance income
Finance income comprises interest income on funds invested.  Interest income is recognized as it accrues, using the effective interest method.

Taxation
Income tax expense comprises current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Government grants
Amounts received under grant agreements are used to defray specifically qualifying research and development expenditure and are offset against these costs in the financial statements.  Grants relating to categories of operating expenditure are credited to the income statement in the period in which the expenditure to which they relate is charged.

Critical accounting policies and key judgments

Research and development expenditure
The Company undertakes research and development, including clinical trials, to establish and provide evidence of product efficacy.  The Company enters into contracts with Clinical Research Organizations to conduct these trials on our behalf.  These contracts will run for the life of the trial which invariably will exceed twelve months.  It is Ester's poicy to expense clinical trial costs as incurred rather than capitalizing these costs, unless the criteria for recognition of an internally generated intangible asset are met.  Costs are expensed to the income statement on a systematic basis over the estimated life of the trials to ensure costs charge reflect the research and development activitiy performed. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled: completing the asset so it will be available for use or sale is technically feasible, management intends to complete the intangible asset and use or sell it, an ability to use or sell the intangible asset, it can be demonstrated how the intangible asset will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available, and the expenditure attributable to the intangible asset during its development can be reliably measured. To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Foreign currency
Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction.  The resulting monetary assets and liabilities are translated into the functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement. Non-monetary assets and liabilites are recorded at the exchange rate at the date of transaction.

The US dollar is the Company's functional currency.  A percentage of our expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations.  We cannot accurately predict the impact of furture exchange rate fluctuations on our results of operations.

Note 3 –	Share Capital

A.	Composition of Share Capital
	30 June 2007 (unaudited)		30 June 2006 (unaudited)
	Authorized	Issued and Paid-up	Authorized	Issue and Paid-up
	Number of Shares		Number of Shares

Ordinary shares of NIS 0.01 par value each	3,098,557	1,320,264	2,872,581	1,320,264

Preferred “Class A” shares of NIS 0.01 par value each	458,698	440,526	458,698	440,526

Preferred “Class B” shares of NIS 0.01 par value each	1,121,145	1,121,145	906,521	900,881

B.	Issuance of Shares

1.
During October 2000, the Company issued 15,566 warrants to some of its shareholders. The exercise price per warrant is $5.30 (in February 2003, the number of warrants was updated to 18,172 and the exercise price per warrant was updated to $4.54). The warrants may be exercised for shares up to the occurrence of one of the following events:

A.	An issuance on the stock exchange.
B.	A sale of most of the Company’s assets.
C.	Merger or a sale of most of the Company’s shares to a third party.

2.
On 17 August 2002, the Company issued 33,000 options to a consultant at an exercise price of $2.27 per option, which was later reduced to $0.10 on 4 May 2003.  The Company also issued 2,640 options to a consultant at an exercise price of $5.30 per option, which was reduced to $2.65 on 4 May 2003.

3.	On 4 May, 2003, the Company issued 55,000 options to a director at an exercise price of NIS 1 per share, and 30,000 options at an exercise price of $2.65 per share.

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

4.
On 4 May 2003, the Company issued 5,000 options to an employee at an exercise price of $2.65 per share. The employee left employment and the options lapsed. The employee subsequently rejoined the Company on 24 April 2006 and the options were reinstated at an exercise price of $2.65 per share and vested on 24 April 2007.

5.	On 22 December, 2005, the Company’s Board of Directors approved issuance of 52,660 options to a former employee at an exercise price of $2.27 per share.

6.
On 22 May, 2006, the Company issued 20,000 options to the Company’s General Manager at an exercise price equivalent to $3.40 per share. After completion of the General Manager’s employment with the Company on 4 February, 2007, 6,666 options vested, 6,666 options remained in the hands of the former General Manager and 6,667 options expired. The options may not be exercised prior to the occurrence of the earlier of the following: (A) the passage of seven years from the issuance date of the options; (B) an issuance of the Company’s shares on the stock exchange; (C) a sale of all or most of the Company’s assets; or (D) merger or other structural change of the Company as a result of which the control over the Company is changed. Subject to that stated above, the options may be exercised up to no later than ten years from their issuance date.

7.	In September 2007, the Company increased the authorized preferred "Class B" share capital by 220,264 to 1,341,409. Also in September, the Company raised $500,000 by issuing 110,132 preferrd "Class B" shares at $4.54 per share.

C.	Preferred shares

Holders of preferred shares rank in pari passu with the ordinary shares with regard to entitlement to dividends and the Company’s residual assets. The preferred shares confer on the holders thereof all rights accruing to holders of ordinary shares of the Company (except those specifically reserved to holders of ordinary shares). In addition preferred shares have certain veto rights. Preferred “class B” shares rank in pari passu with the preferred “class A” shares with regard to the entitlement to dividends and the Company’s residual assets.  Preferred shares are convertible into ordinary shares at the option of the holder.  If declared by the Company and sufficient funds available, holders of preferred shares are entitled to dividends at an amount equal to 6% of the original issue price.

Note 4–	Related Parties
	At 30 June (unaudited)
	2007	2006
	US$’000 US$’000

Balances
Other receivables and debit balances	1	–

Other payables and credit balances	7	8

	For the Six Months Ended 30 June (unaudited)
	2007	2006
	US$’000 US$’000
Transactions
Research and development expenses	73	53

General and administrative expenses	13	21

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

On 1 March 2000 Ester Neurosciences Ltd entered into a Professional Services Agreement, whereby Medica would provide office space and administration support to Ester. Ester is billed on a monthly basis for this service and the total cost for the six months to 30 June 2007 was $13,000 (six months to 30 June 2006: $21,000). Also under this agreement, Prof. Eli Hazum, a director of the Company and a partner in Medica Venture Partners, provides services to Ester’s research and development plan. Ester contributes to the salary of Prof. Eli Hazum. The total cost for this to 30 June 2007 was $73,000 (six months to 30 June 2006: $53,000).  No other directors received compensation for the six months ended 30 June 2007 and 2006. All the above transactions were conducted at an arms length basis.

Note 5–	Share based compensation expense

The Company grants share options under the Ester Neuroscience Ltd. 2002 Stock Option Plan.  The options are granted at fixed prices equal to the market value of our shares on the date of grant. The operating loss includes a non-cash charge of $23,000 for the period ended 30 June 2007 in respect of share-based compensation. The corresponding figure for the period ended 30 June 2006 is $57,000. These amounts are recognized in research and development expenses. The adoption of IFRS 2 has no impact on the net assets of the Company.

The weighted average fair value of options granted during the six months ended 30 June 2006 was $2.97. There were no options granted during the six months ended 30 June 2007.

A summary of the status of the Company’s non-vested options as of 30 June 2007 and changes during the six months ended 30 June 2007, is presented below:

	Options	Weighted average grant date fair value
		$
Nonvested at 1 January 2007	73,333	4.03
Granted	-	-
Vested	(11,667)	3.02
Lapsed	(6,667)	2.92
Nonvested at 30 June 2007	55,000	4.38

Employee stock options vest over various service periods. Employee stock options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on average historic volatility of a number of comparative companies. This is based on analysis of weekly price changes over a four year measurement period from the period end. The risk free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant.

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

The following assumptions were used to estimate the fair values of options granted:

	Six months ended 30 June 2007 $’000 Unaudited	Six months ended 30 June 2006 $’000 Unaudited
Risk free interest rate (percentage)	-	5.0
Expected life (in years)	-	3.8
Volatility (percentage)	-	75%
Expected forfeiture rate (percentage)	-	0%
Dividend yield	-	-
Forced exercised rate (percentage)	-	10%
Minimum gain for voluntary exercise rate (percentage)	-	33%
Voluntary early exercise at a minimum gain rate (percentage)	-	50%

Note 6– Contingent liabilities and commitments

Bird grant
In 2004 the Company received a grant from the Bird Fund for a development project. If the project becomes economically viable and the product is sold, the Company will be required to repay 150% of the grant as follows: 5% of the sales until 150% of the grant is repaid. As at the date of the financial statements, the total amount of the grant received is approximately $266,000, all of which was received in 2004. The Company does not expect to receive any further grants from the Bird Fund in relation to this development project.

Yissum license agreement
In 1997 Medica, the Company’s controlling entity, entered into a research and licensing agreement with Yissum Research and Development Company of The Hebrew University in Jerusalem (“Yissum”) whereby rights to make commercial use of the know-how and research results on a certain product were licensed to Ester Neurosciences Ltd. Under the license agreement, Yissum are responsible for the prosecution and maintenance of the patents relating to the territories, with the related costs payable by Ester Neurosciences Ltd. In return for the rights granted to it, Ester Neurosciences Ltd will make royalty payments of 7% of net sales to Yissum if revenue is generated.

Note 7–	Post balance sheet events

There were no material events that occurred after the balance sheet date.

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

Note 8–	Reconciliations on transition to IFRS

As stated in Note 2, the Company’s financial statements have been restated in accordance with the recognition and measurement principles of IFRS. The accounting policies set out in Note 2 have been applied in preparing the interim financial statements for the six months ended 30 June 2007 and 2006.

The following reconciliations provide a quantification of the effect of the transition to IFRS on:

(i)          Unaudited balance sheet at 30 June 2006
(ii)         Unaudited income statement for the six months ended 30 June 2006
(iii)        Unaudited balance sheet at 30 June 2007
(iv)        Unaudited income statement for the six months ended 30 June 2007
(v)         Explanatory notes

					(i)
Ester Neuroscience Ltd.
Reconciliation of equity as at 30 June 2006

	Previously reported under Israeli GAAP	Total opening adjustment at 1 Jan 06	IFRS 2 Share based payments	Cumulative effect of Transition to IFRS at 3 0 June 06	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000
			Note 1
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	5	-	-	-	5
Other non-current assets	14	-		-	14
Total non-current assets	19	-	-	-	19

Current assets
Other current assets	135	-	-	-	135
Cash and cash equivalents	114	-	-	-	114
Total current assets	249	-	-	-	249

Total assets	268	-	-	-	268

LIABILITIES
Non-current liabilities
Other non-current liabilities	14	-	-	-	14
Total non-current liabilities	14	-	-	-	14

Current liabilities
Trade payables	29	-	-	-	29
Accrued expenses and other liabilities	170	-	-	-	170
Total liabilities	199	-	-	-	199

EQUITY
Capital and reserves attributable to equity holders
Share capital	7	-	-	-	7
Share premium	8,608	-	-	-	8,608
Share based payment reserve	-	432	57	489	489
Retained losses	(8,560)	(432)	(57)	(489)	(9,049)
Total equity	55	-	-	-	55

Total equity and liabilities	268	-	-	-	268

				(ii)
Ester Neuroscience Ltd
Reconciliation of loss for the six months ended 30 June 2006

	Previously reported under Israeli GAAP	IFRS 2 Share based payments	Cumulative effect of Transition to IFRS in the period	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000
		Note 1

Revenue	-	-	-	-
Research & development	(366)	(57)	(57)	(423)
Selling, general & administrative	(20)	-	-	(20)

Operating loss	(386)	(57)	(57)	(443)
Finance income	7	-	-	7
Finance expense	-	-	-	-

Loss before tax	(379)	(57)	(57)	(436)
Income tax	-	-	-	-

Loss for the period	(379)	(57)	(57)	(436)

				(iii)
Ester Neuroscience Ltd
Reconciliation of loss for the six months ended 30 June 2007

	Previously reported under Israeli GAAP	IFRS 2 Share based payments	Cumulative effect of Transition to IFRS in the period	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000
		Note 1

Revenue	-	-	-	-
Research & development	(370)	(23)	(23)	(393)
Selling, general & administrative	(42)	-	-	(42)

Operating loss	(412)	(23)	(23)	(435)
Finance income	7	-	-	7
Finance expense	-	-	-	-

Loss before tax	(405)	(23)	(23)	(428)
Income tax	-	-	-	-

Loss for the period	(405)	(23)	(23)	(428)

					(iv)
Ester Neuroscience Ltd
Reconciliation of equity as at 30 June 2007

	Previously reported under Israeli GAAP	Total opening adjustment at 1 Jan 07	IFRS 2 Share based payments	Cumulative effect of Transition to IFRS at 30 June 07	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000
			Note 1
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	5	-	-	-	5
Other non-current assets	10			-	10
Total non-current assets	15	-	-	-	15

Current assets
Other current assets	51	-	-	-	51
Cash and cash equivalents	172	-	-	-	172
Total current assets	223	-	-	-	223

Total assets	238	-	-	-	238

LIABILITIES
Non-current liabilities
Other non-current liabilities	15	-	-	-	15
Total non-current liabilities	15	-	-	-	15

Current liabilities
Trade payables	55	-	-	-	55
Accrued expenses and other liabilities	27	-	-	-	27
Total liabilities	82	-	-	-	82

EQUITY
Capital and reserves attributable to equity holders
Share capital	7	-	-	-	7
Share premium	9,608	-	-	-	9,608
Share based payment reserve	-	543	23	566	566
Retained losses	(9,474)	(543)	(23)	(566)	(10,040)
Total equity	141	-	-	-	141

Total equity and liabilities	238	-	-	-	238

(v)

Explanatory notes

Note 1: Share based compensation expense
The financial statements have been adjusted to take into account the effects of IFRS 2 “Share based payments”. The Company grants share options under the Ester Neuroscience Ltd. 2002 Stock Option Plan. The adoption of IFRS gives rise to an increase in the amount of $23,000 and $57,000 of operating losses for the six months ended 30 June 2007 and 2006 respectively, with the corresponding amount booked to a newly established share based compensation reserve in equity.

Ester Neurosciences Ltd.
Notes to the Unaudited Interim Financial Statements
At 30 June 2007

Note 9–	Reconciliation from IFRS to US GAAP
	For the Six Months Ended 30 June (unaudited)
	2007	2006
	US$’000 US$’000

Net loss in accordance with IFRS	(428)	(436)
Adjustments	-	-

Net (loss) as adjusted to US GAAP	(428)	(436)

	For the Six Months Ended 30 June (unaudited)
	2007	2006
	US$’000 US$’000

Shareholders equity in accordance with IFRS	141	55
Adjustments	–	–

Shareholders equity as adjusted to US GAAP	141	55

Share based compensation

Under U.S. GAAP, the Company adopted SFAS No.123R “Share-Based Payment”, using the modified-prospective transition method, effective 1 January 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to 31 December  2005 over their requisite service periods.  Prior to 1 January 2006, the Company accounted for stock options under SFAS 123 "Accounting for Stock-Based Compensation" and expensed the fair value of the options over the vesting period from the grant date.

Note 10 –	Approval of financial statements

These IFRS interim financial statements were approved by the directors on 4 December 2007.